As filed with the Securities and Exchange Commission on September 23, 1996.
                                                     Registration No. 333-_____

                                              SECURITIES AND EXCHANGE COMMISSION
                                                         Washington, D.C., 20549
                                                       _________________________
                                                                        FORM S-3
                                                          REGISTRATION STATEMENT
                                                                           UNDER
                                                      THE SECURITIES ACT OF 1933
                                                       _________________________

                                                              INNOVO GROUP INC.
                          (Exact name of registrant as specified in its charter)

        Delaware                             5199                     11-2928178
(State of other jurisdiction Primary Standard Industrial (IRS Employer Identi-of incorporation or organization) Classification Code Number) fication Number)

                                                            27 North Main Street
                                                    Springfield, Tennessee 37172
                                                                  (615) 384-0100
                             (Address, including zip code, and telephone number,
                                 including area code, of registrant's principal
                                                              executive offices)

                                                         Patricia Anderson-Lasko
                                                               INNOVO GROUP INC.
                                                            27 North Main Street
                                                    Springfield, Tennessee 37172
                                                                  (615) 384-0100
                             (Address, including zip code, and telephone number,
                                      including area code, of agent for service)
                                                       _________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                 Calculation of Registration Fee

                 Title of each class of          Amount to        Proposed Maximum        Proposed Maximum            Amount of
                    securities to be                 be            Offering Price        Aggregate Offering       Registration Fee
                       registered                Registered           Per Share                 Price
Common Stock, par value
$.01 per share, for Selling
Stockholders                                     2,767,160            $.40625               $1,124,159     (1)         $387.64
Total                                            2,767,160                                  $1,124,159                 $387.64

(1) Pursuant to Rule 457(c), calculated on the basis of $.40625 per share, representing the average of the closing bid and asked prices of the common stock on September 19, 1996.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                                               Legend for Preliminary Prospectus



        Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation of sale would be unlawful prior to registration or qualification under the securities laws of any such State.
PROSPECTUS
                                 Preliminary Prospectus Dated September 23, 1996
                                                          Subject to Completion

                                                               INNOVO GROUP INC.
                                                                    Common Stock

                                    2,767,160 Shares by the Selling Stockholders

        This Prospectus relates to a total of 2,767,160 shares of the common stock, $.01 par value (the "common stock") of Innovo Group Inc. (the "Company") to be offered for sale to the public by certain stockholders (the "Selling Stockholders"). Of such 2,767,160 shares, (i) 2,321,176 shares were issued in the Company's acquisition of Thimble Square, Inc.,
(ii) 245,984 shares were issued in fiscal 1996 in exchange for the extinguishment of certain debt, and (iii) 200,000 shares were issued in a private placement in fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Selling Stockholders.

        The holders of 2,425,490 shares of the common stock being offered hereby have agreed to certain restrictions on the resale of those shares which in general limit the resales by such Selling Stockholders to, in the aggregate, 50,000 shares in any one week on a non-cumulative basis. See "Selling Stockholders," and "Shares Eligible for Future Sale."

        The distribution of the shares of common stock by the Selling Stockholders may be effected in one or more transactions that may take place through the over-the-counter market, including broker's transactions, privately negotiated transactions or through sales to one or more dealers for resale of such shares as principals at market prices prevailing at the time of the sale or at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of the shares of common stock. Certain Selling Stockholders have agreed to certain restrictions on the resale of such shares over certain periods. See "Shares Available for Future Sale".

        The Company will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholders. All costs incurred in the registration of the Selling Stockholders' shares of common stock are being borne by the Company. See "Selling Stockholders". (continued)

          See "RISK FACTORS", beginning at page thirteen, regarding matters that should be carefully considered by investors.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
             AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
                  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS.  ANY PRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              The date of this Prospectus is __________, 1996
        The Selling Stockholders, directly or through agents, dealers or underwriters to be designated from time to time may sell the shares of common stock being offered by the Selling Stockholders from time to time on terms to be determined at the time of sale.  To the extent required, the number of shares of common stock to be sold by the Selling
Stockholders, the respective purchase price and public offering price, the name of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer are set forth herein.  The Selling Stockholders reserve the sole right to accept or reject, in whole or in part, any proposed purchases of the shares of common stock being offered by them pursuant thereto.  The Selling
Stockholders and any agents, dealers, or underwriters that participate with the Selling Stockholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the
Securities Act of 1933, as amended ("Securities Act"), any commissions received by them and any profits on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities
Act.  Under applicable rules and regulations promulgated under the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any person engaged in a distribution of securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution.  In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-2, 10b-
5, 10b-6 and 10b-7, in connection with transactions in the shares of common stock during the effectiveness of the Registration Statement of which this Prospectus is a part.  All of the foregoing may affect the marketability of the shares of common stock.  In connection with the offer and sale of the shares of common stock, if any, by the beneficial owners thereof, such beneficial owners have undertaken to deliver this
Prospectus to the purchasers of such securities in accordance with the
Securities Act and to comply with applicable provisions of the Exchange
Act, including, without limitation, Rule 10b-6 thereunder, in connection with transactions in the Company's securities during the effectiveness of the Registration Statement of which this Prospectus is a part.

        The Common Stock of the Company is currently quoted on the NASDAQ SmallCap Market ("NASDAQ") under the symbol "INNO". On September 19, 1996, the closing bid price and asked price of the Common Stock as reported by NASDAQ were $3/8 and $7/16 per share, respectively.

                                                           AVAILABLE INFORMATION
        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the
"Commission"). Such reports, proxy statements and other filed information can be inspected and copied, at prescribed rates, at the public reference facilities of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549-1004, and the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Chicago
Regional Office, 3190 Northwestern Atrium Center, 500 West Madison
Street, Suite 1400, Chicago, Illinois 60661. Copies thereof can also be obtained from the Public Reference Section of the Commission, 450 Fifth
Street, N.W., Judiciary Plaza, Washington, D.C.  20549.

        The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus constitutes a part, under the Securities Act of 1933 ("the Securities Act"), with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the company and the shares of common stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are summaries that are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C., and copies of all or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

        The Company furnishes its security holders with annual reports containing consolidated audited financial statements as soon as practicable after the end of each fiscal year and such interim reports as the Company may determine. The Company's fiscal year ends on November
30.
                               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


        The following documents or portions thereof filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

(i)          The Company's Annual Report on Form 10-K for the year ended
October 31, 1995;

(ii) The Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996;

(iii) The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1996;

(iv)         The Company's Current Report on Form 8-K dated January 29, 1996;

(v) The Company's Current Report on Form 8-K dated April 12, 1996, as amended by Form 8-K/A; and

(vi)         The Company's Current Report on Form 8-K dated September 23,
1996.

        All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof, but prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all such securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement. Each document incorporated into this Registration Statement by reference shall be deemed to be a part hereof from the date of filing such document with the Commission until the information contained therein is superseded or updated by any subsequently filed document which is incorporated by reference into this Registration Statement.

        The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, in writing or orally, a copy of any or all documents which are incorporated by reference in this Prospectus, but not delivered herewith, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Schren L. Head, Secretary, Innovo Group Inc., 27 North Main
Street, Springfield, Tennessee, 37172, telephone 615-384-0100.
                                                              PROSPECTUS SUMMARY

            The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Certain references appearing below are to more detailed descriptions appearing in the indicated section of documents incorporated by reference.

                                                                     The Company

            Innovo Group Inc. ("Innovo Group" or "the Company"), through its operating subsidiaries, designs, manufactures and domestically markets various canvas and nylon products, principally tote bags, sports bags, back packs, lunch bags, stadium totes, and craft products for sale to various retailers and in the premium and advertising specialty market.
The Company also internationally markets and distributes sports bags and backpacks.

            The Company incurred losses from continuing operations of $67,000, $7,905,000 and $661,000 in fiscal 1995, 1994 and 1993, and a loss from continuing operations of $597,000 for the six months ended May 31, 1996.
Cash flows from operations were negative $406,000 and $642,000 in fiscal
1994 and 1993, respectively, and at May 31, 1996 the Company has an accumulated deficit of $18.1 million. The Company is taking steps which it believes will allow it to return to profitability and positive operating cash flows. However, the Company may experience further losses and negative cash flows before these measures have a material effect, and there can be no assurance that the Company will in fact operate profitably. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations".

            Innovo, Inc. ("Innovo"), a wholly owned subsidiary, manufactures and distributes utility, craft, fashion, sports and advertising specialty products. Innovo's utility line is made up of canvas and nylon products, such as tote bags, laundry, duffle and shoe bags and gift bags that are designed as consumable products that respond to needs consumers encounter in every day life. These products are generally produced with company designed artwork. For the craft market Innovo produces canvas tote and laundry bags, aprons, children's smocks and Christmas stockings with no design, which are sold (sometimes packaged with paints or other materials) for sale as a craft project supply. The fashion line features company designed canvas back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags, that attempt to combine style and convenience to capitalize on the increasing trend towards more casual dress.

            Innovo's sports line consists of tote bags, lunch bags, fanny packs, laundry, shoe and duffle bags and stadium totes. The majority of these products display logos, insignia, names, mascots and other identifying characteristics of professional or collegiate sports teams, or the United
States Olympic Committee ("U.S.O.C."), under licenses, which are generally non-exclusive, held by Innovo from various licensing entities including the National Football League, the NBA, the National Hockey
League, Major League Baseball, the U.S.O.C., and approximately 130 colleges and universities. For the year ended October 31, 1995, 46% of the Company's sales from continuing operations represented the sale of products bearing logos licensed by the colleges and universities, the professional sports teams and the U.S.O.C. In fiscal 1996 Innovo will add products that display the "Louisville Slugger" name and logo to its sports line, and the Company is currently developing products, which will be marketed beginning in the fourth quarter of fiscal 1996, under recently obtained or agreed to licenses for the U.S. and international use of the logos, trademarks and slogans of Anheuser-Busch Cos., Inc. and the European use of the Warner Bros. Studios Looney Tunes characters.
See "Business - Products," and "Business -Licenses."

            For the premium and advertising specialty markets the Company produces both products that display professional sports team logos, and products that bear the name, logo, slogan and/or design specifically requested by the customer, who frequently provides the artwork to be used on such products. Advertising specialty and premium customers are generally companies purchasing products for distribution in promotions to employees and customers or for sale as premium items. During the third quarter of fiscal 1994 the Company began to also provide domestic manufacturing for other distributors of tote and sport bags. See "Business - Products".

            During October 1994 the Company began steps designed to reduce its operating expenses and capital requirements. The Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas.
This consolidation allowed the Company to eliminate the expense of the leased space in Texas, and also allowed the elimination of certain shipping and duplicative supervision costs. On July 31, 1995, the Company executed an agreement with Accessory Network Group ("ANG") under which ANG succeeded to all of the rights held by the Company's wholly owned subsidiary, NASCO Products, Inc. ("NASCO Products") to market and distribute in the United States the National Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags previously imported to and distributed in the U.S. by NASCO Products. The agreement did not cover the international rights under the National Football League, NBA, Major League Baseball and
National Hockey League licenses.  NASCO Products International, Inc.
("NPI International") continues to sell products internationally. Additionally, the agreement has no effect on Innovo's marketing and sale of its domestically manufactured sports-licensed products, and the Company retained all the domestic rights to the United States Olympic Committee, college and Major League Baseball Players Association products, which are now being manufactured domestically by Innovo and marketed as part of its product line.

            For each license ANG is paying NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is being paid, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost, or approximately $307,000.
Such payments were made by ANG over a six month period which ended
August, 1996.

            In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and
 .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

            During fiscal 1993 and 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets.
The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. The Company will also pursue opportunities to provide domestic manufacturing for other tote and sports bag distributors. The Company will attempt to achieve growth in the sales of its sports logoed products through the acquisition of new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring
Olympic logo, the "Louisville Slugger" license acquired in November, 1995, the Anheuser-Busch and Warner Bros. licenses acquired in fiscal
1996, and by the development of new products and distribution for college logoed merchandise. Over the longer term the Company is looking to achieve growth through increase in the sales of the sports logoed bags and backpacks it designed, under its international license rights, for the international market, where U.S. professional sports have achieved increased exposure and popularity, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that any of these strategies will produce increased sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

            The Company estimates that the products sold by its continuing operations are carried in over 4,500 retail outlets. The Company's marketing efforts are conducted principally by its own sales and marketing staff and through its network of approximately 20 marketing organizations having approximately 60 independent sales representatives. The Company sells to retail accounts such as mass merchandisers, department stores, mail order companies, grocery stores and drugstore chains, including K Mart Apparel Corp., Wal-Mart Stores, Inc., Target, J.C. Penney Company, Inc., Sears Roebuck and Co., Walgreen Co., and Michael's Stores, Inc., and advertising specialty accounts. See
"Business - Marketing and Customers".

            On April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square, Inc. ("Thimble Square") for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinancings or asset sales by Thimble Square).

            A total of 2,321,176 shares (after adjustments - see "Recent Developments") of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to February 29, 1996 Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reacquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,241,176 shares.

            Thimble Square manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear from plants in Pembroke and Baxley, Georgia.
Its products are sold to mail order companies, retailers and through mail order distribution. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provides the raw materials, and Thimble Square manufactures the products to the distributor's specifications. Thimble Square's sales for its fiscal year ended
December 31, 1995 were approximately $3 million. Innovo Group intends to attempt to increase Thimble Square's sales by using Innovo's marketing and sales functions to market its products to major mass merchants and other retailers with whom Innovo already has relationships, and to which Thimble Square has not had material sales. The Company may also utilize Thimble Square's mail order distribution to market Innovo's products.
See "Management's Discussion and Analysis of Financial Condition and
Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

            Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, Inc. ("NASCO"), a manufacturer, importer and distributor located in Springfield, Tennessee, through two separate transactions. In the first transaction, the retail bag division of NASCO was acquired by a wholly-owned subsidiary of the Company in June 1991.
The retail bag division of NASCO, renamed NASCO Products upon its purchase, manufactured and imported a line of canvas and nylon sports bags, backpacks, equipment bags, fanny packs, athletic caps and other sporting goods products imprinted or embroidered with emblems and logos licensed from a variety of licensors, such as Major League Baseball, the National Hockey League, the National Football League and the NBA.

            In the second transaction, all of the outstanding shares of common stock of NASCO (the assets of which included the 75,000 shares of the Company's common stock transferred in the prior transaction) were acquired by the Company in August 1991. NASCO, subsequently renamed
Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items.
Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP, Inc. ("QSP"), which is a wholly-owned subsidiary of The Readers Digest Association, Inc. The Company received initial proceeds of $1.5 million in fiscal 1993, and additional payments from QSP of $1,445,000 in fiscal 1994.

            Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs, and its continuing operations of supplying school spirit products to companies that market such programs was not producing sufficient cash flow to significantly reduce these obligations and liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility. Leasall Management, Inc.
("Leasall"), a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of 222,000 shares of Innovo Group common stock. Additionally, 584,000 shares of Innovo Group common stock were issued to a trust ("the Class 3 Trust") which is selling those shares and distributing the proceeds to the Class 3 claimants, which are federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. In general, Innovo Group will receive any shares that are not required to satisfy the Class 3 claims.
All claims that ranked below secured claims, including general unsecured claims and the claims of Innovo Group, Innovo and NASCO Products for advances to Spirco, received no distribution. The shares of Innovo Group common stock issued in Spirco's reorganization are freely-tradeable; however, the plan of reorganization restricted each recipient (including the Class 3 Trust) to resales of no more than 10 percent of the shares received during any 30 day period until November 10, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Reorganization of Spirco".

            The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is
(615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.
                                                                    The Offering




Common Stock Offered by Selling Stockholders     2,767,160 shares by the Selling
                                                           Stockholders

Securities Outstanding
     Common Stock (1)                           18,843,269 shares
     Common Stock Purchase Warrants              1,638,292 warrants

Use of Proceeds                                The Company will not receive any
                                               of the proceeds from the sale of
                                               the shares offered by the Selling
                                               Stockholders.

NASDAQ Symbol                                  INNO


(1) Excludes (i) 1,638,292 shares of common stock issuable upon the exercise of outstanding common stock purchase warrants, (ii) 3,809,524 shares issuable upon the conversion, at the current Conversion Price, of the Company's 10% Convertible Debentures, (iii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, under which 3,000 options are outstanding, (iv) 243,625 shares of common stock held by trusts established under the Plan of Reorganization of Spirco, and (v) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. See "The Company", "Recent Developments", "Legal Proceedings", "Description of Securities", Note 2 of
Notes to Consolidated Financial Statements and Notes 5 and 6 of Notes to May 31, 1996 Condensed Consolidated Financial Statements.

                                             Summary Consolidated Financial Data
                                           (In thousands, except per share data)

            The following table (including the notes thereto) sets forth a summary of selected consolidated financial information for the Company. This summary of selected consolidated financial data is derived from and qualified in its entirety by reference to the consolidated financial statements and the notes thereto incorporated by reference in this Prospectus, and should be read in conjunction therewith, as well as in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

                                                                                                                   Pro Forma
                                                                             Ten Months                                  Six Months
                                                                             Ended        Six Months Ended   Year ended  Ended
                                         Year Ended October 31,              October 31, May 31,  April 30,  October 31, May 31,
                                   1995        1994       1993       1992    1991(1)     1996 (7)   1995     1995 (8)    1996 (8)
Net Sales                          $ 5,276    $ 8,028    $12,468    $12,768  $10,437    $ 3,400    $ 2,364   $ 8,322     $ 3,833
Gross Profit                         1,468      2,984      5,470      3,869    4,431      1,397      1,230     2,009       1,491
Operating income (loss)             (1,666)    (2,405)(2)    447       (854)     646       (479)       (82)   (1,697)       (657)
Income (loss) from continuing
  operations                           (67)(3) (7,905)(4)   (661)(4)   (843)     717       (597)     1,616(3)   (200)(3)    (809)
Income (loss) from discontinued
  operations (5)                      (626)     (685)     (7,268)    (2,117)     707          -       (444)
Extraordinary gain (loss) (6)         (258)      699           -          -        -          -          -
Net income (loss)                     (951)   (7,891)     (7,929)    (2,896)   1,424       (597)     1,172
Income (loss) per share from
  continuing operations            $  (.03)   $(3.98)    $  (.63)   $  (.79) $   .81    $  (.06)   $   .67   $  (.04)     $ (.08)
Income (loss) per share from
  discontinued operations             (.24)     (.34)      (6.92)     (1.95)     .80          -       (.18)
Extraordinary gain (loss) per share   (.09)      .35           -          -        -          -          -
Net income (loss) per share           (.36)    (3.98)      (7.55)     (2.74)    1.61       (.06)       .49
Weighted average common shares
  and common share equivalents
  outstanding                        2,616     1,982       1,050      1,055      884      9,318      2,407     5,457       9,824


                                                                                                    As of
                                                                                                    May 31,
                                                                                                     1996
                                                                                                   _______
Total Assets                                                                                       $ 10,508
Long-term debt                                                                                        2,907
Stockholders' Equity                                                                                  2,977

_________________________

(1) Includes the effect of the acquisition of NASCO Products and Spirco, each accounted for by using the purchase method. The Company acquired
NASCO Products in June 1991 and Spirco in August 1991. The fundraising program marketing operations of Spirco were subsequently sold in May 1993 and the import operations of NASCO Products were sold in July 1995, and are classified as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.
(2) Operating expenses for fiscal 1994 incudes the effect of plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(j) of Notes to Consolidated Financial Statements.
(3) Includes other income of $1.9 million from the settlement of litigation. See "Management's Discussion and Analysis of Financial
Condition and Results of Operations."
(4) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share)
in fiscal 1994 and 1993, respectively.
(5) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of NASCO Sportswear, Inc. ("Sportswear"). See Note 3 of Notes to Consolidated Financial Statements.
(6) Represents gain and losses resulting from the Chapter 11 reorganization of Spirco. See Note 2 of Notes to Consolidated Financial Statements.
(7) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented in the Company's Quarterly Report on Form 10-Q for the quarter ended
February 29, 1996.  See Condensed Consolidated Financial Statements.
(8) Pro forma for the effects of the acquisition of Thimble Square, which was completed on April 12, 1996. Pro forma income from continuing operations data is stated as if the acquisition had taken place on November 1, 1994. The pro forma financial information is not necessarily indicative of the actual future results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations
- - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.
                                                                    RISK FACTORS

            In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "would,"
"could," "expect," "anticipate," "estimate" or "continue", or the negative thereof, or other variations thereon or comparable terminology.
The following matters constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those reflected in any such forward-looking statements.

            Losses from Operations; Negative Cash Flow; Adverse Operating History; Possibility of Future Losses and Negative Cash Flows. The Company had losses from continuing operations of $67,000, $7,905,000 and $661,000 for the years ended October 31, 1995, 1994 and 1993 and a loss from continuing operations of $597,000 for the six months ended May 31, 1996. Operating cash flows were a negative $406,000 and $642,000 for fiscal 1994 and 1993. At May 31, 1996, the Company had an accumulated deficit of $18.1 million. There can be no assurance that the Company will operate profitably in the future.

            Recent Decrease in Revenues. The Company experienced 34.3% and 35.6% declines in net sales from continuing operations in fiscal 1995 and 1994, respectively. The Company believes that these declines in sales have been due to a weakening of the retail environment, the magnifying effects of the baseball and hockey strikes, its lack of working capital, which has prevented it from purchasing the raw materials to fill orders for domestically produced products and required it to therefore reject or cancel orders. The Company believes that there is sufficient demand for its products to allow it to regain its prior sales levels over the long-term if it is able to obtain sufficient working capital for domestic raw material purchases and product development. The Company has taken steps to achieve these arrangements, but there can be no assurance that these steps will succeed in arresting the decline in sales, or achieving an increase in sales. Additionally, the completion of the sale of NASCO
Products' domestic operations to ANG produced a decline in revenues and, initially, operating profits, and continued or further weakening in the retail environment could result in further declines in sales. See
"Management's Discussion and Analysis of Financial Condition and Results of Operations".

            Shift in Product Focus. In fiscal 1995 and continuing in fiscal 1996, the Company has shifted its emphasis to developing new products and marketing programs for its products in the fashion, utility, and craft lines and for the premium and advertising specialty markets. The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. Previously, a significant portion (46% in fiscal 1995) of the Company's net sales have been of sports licensed products. There can be no assurance that the Company will be successful in its attempts to increase sales of other products, and the shift in the Company's emphasis could result in a decrease in sales of sports licensed products.

            Dependence upon Contractual Relationships and Certain Products. The Company's sales are dependent to some degree upon the contractual relationships it establishes with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well known logos, marks and characters, as well as league and team logos and marks licensed by Major
League Baseball, the National Football League, the NBA, the National
Hockey League, and major colleges and universities. The sale of products licensed from professional sports leagues, colleges and universities and the U.S.O.C. represented 46% of the Company's net sales from continuing operations in fiscal 1995. Although the Company believes it will continue to meet all of its material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms to the Company. The Company's failure to obtain new licenses or extensions on current licenses or the Company's inability to sell such products, for any reason, could have a significant negative impact on the Company's business. See "Business - Products" and "Business - Licensing
Agreements."

            Need for Additional Financing. The Company's principal working capital financing is derived from a factoring agreement with Riviera Finance. Under the agreement Riviera Finance advances 80% of the balance of assigned accounts receivable of Innovo, up to a maximum of $750,000. Previously the Company's principal credit facility was with NBD Bank ("NBD") pursuant to an agreement under which NBD advanced specified percentages of the eligible accounts receivable and inventories of Innovo and NASCO Products. Innovo repaid its outstanding borrowings in April, 1995 and in April, 1995 entered into an agreement with Riviera Finance for the factoring of Innovo's accounts receivable. NBD agreed to continue to advance against the accounts receivable and inventories of NASCO Products through July 31, 1995, at which time NBD began to retain all collections on NASCO Products pre-July 31, 1995 sales to satisfy the outstanding balance. These collections, and the payments the Company will received from ANG, are pledged to satisfy (i) the outstanding balance due to NBD, and (ii) the remaining principal due on the Company's July 1994 working capital loan, which as of May 31, 1996 are approximately $106,000 and $407,000, respectively. Should those sources be insufficient to repay those obligations, the Company would be required to devote other cash resources to their repayment.

        To pursue its business plans, the Company needs to obtain a credit facility having appropriate borrowing rates and limits, either by obtaining a new facility to replace the current agreement with Riviera Finance, or by negotiating revised terms with Riviera Finance. Should the Company be unable to obtain such a credit facility, it might not have the working capital necessary to finance the inventory and accounts receivable investments called for by its present or anticipated future levels of sales. In that case, the Company might have to forgo sales opportunities, and could lose customers as a result. Substantially all of the Company's assets are pledged to secure various borrowings. To the extent the Company's assets continue to be pledged to secure outstanding indebtedness, such assets are unavailable to secure additional debt financing, which may adversely affect the Company's ability to borrow in the future. Accordingly, there is no assurance that the Company will be able to secure such financing. The Company's failure to obtain such additional financing could materially adversely affect the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

            Seasonality. The Company's business is seasonal due to the nature of many of the Company's products, which are subject to highest consumer demand in the late summer and early fall. The Company will typically receive the majority of its orders during the first half of the calendar year, while the greatest volume of shipments and sales are made in the late summer and fall. As a result, the Company's cash flow is not consistent throughout the fiscal year, and the Company's annual earnings have been and are expected to continue to be dependent on the results of operations for the third and fourth quarters of its fiscal year.
Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on the Company's results of operations for the year. The Company is likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December. There can be no assurance that the effect of such seasonality will diminish in the future. See
"Managements Discussion and Analysis of Financial Condition and Results of Operations - Seasonality."

            Dependence on Key Management. The Company is substantially dependent upon the continued employment of Patricia Anderson-Lasko, its Chairman of the Board, President and Chief Executive Officer. Ms. Anderson-Lasko is currently employed under a four-year employment contract with the Company, which expires on October 31, 1997 but which is terminable by either the Company or Ms. Anderson-Lasko for cause. Although Innovo currently maintains $3,000,000 in the aggregate of "key-man" life insurance on the life of Ms. Anderson-Lasko, $950,000 of this key-man insurance was pledged to collateralize certain loans to the Company.
Pursuant to certain undertakings given to the United States Small
Business Administration ("SBA") in connection with the SBA's guarantee of a $950,000 loan to Spirco by First Independent Bank, Gallatin, Tennessee, the Company is prohibited from purchasing any additional key-man insurance on Ms. Anderson-Lasko without the written consent of the SBA.
The loss of this key executive could materially adversely affect the Company's operations.

            Competition. The marketplace for the Company's products is highly competitive, and the Company is not a dominant factor in any of the markets in which it competes. The Company competes with other manufacturers, importers and distributors of textile products and casual apparel. Although the manufacture and sale of sports logoed products such as the Company's requires a license, the Company's licenses are non-exclusive and the Company does not have any control over the granting of additional licenses by the licensing entities. Other manufacturers, importers and distributors with greater financial, research, staff and marketing resources than the Company could decide to enter the business of manufacturing, importing and distributing competitive products. There is no assurance that the Company could compete effectively with such competitors. The Company's ability to sell its products is dependent upon the price and quality of its products and its ability to meet its customers' schedules. See "Business - Competition".

            Suppliers. The raw materials for the products produced domestically by the Company are generally purchased from a small number of suppliers.
During fiscal 1995 the Company utilized single sources to purchase substantially all of the raw materials for these products. The Company has no long-term supply agreement with any supplier of domestic raw materials. The Company believes that alternative sources of supplies are available in the United States for its unfinished items. However, in the event the Company was unable to obtain alternative sources of supplies on comparable terms, the Company's financial condition could be materially adversely affected. See "Business - Suppliers."

            Litigation. The Company is involved from time to time in litigation arising in the ordinary course of its business or as the result of the bankruptcy filings by Spirco and Sportswear. With the exception of the Tedesco litigation discussed below, while the damages sought in some of these actions are material, on the basis of the nature of the actions, the amounts sought, and in some cases the lack of prosecution by the plaintiffs, the Company does not believe that it is probable that the outcome of any individual action will have a material adverse effect, or that it is likely that adverse outcomes of individually insignificant actions will be sufficient enough, in number and magnitude, to have a material adverse effect in the aggregate. In Michael J. Tedesco v.
Innovo, Inc., Innovo Group Inc., Rick Binet, and Patricia Anderson-Lasko, f/k/a Patricia M. De Alejandro, the Company appealed a $700,000 judgement awarded by a jury for employment benefits, including stock compensation, it found to be due to an ex-employee who it nonetheless found had been properly terminated for cause. On appeal approximately $350,000 of the initial judgement was reversed as not supported by the evidence or improper as a matter of law. In addition, the appeals court ruled that the trial court erred in not submitting to the jury the question of the Company's counterclaim of breach of fiduciary duty by Tedesco, ruling that the trial record indicated that there was evidence of such breach and damages therefrom. The appeals court remanded the case to the trial court for trial on, and submission to a jury of, the Company's claim of breach of fiduciary duty by Tedesco. The Company would be entitled to offset any damages awarded to it as the result of this claim against the awards to Tedesco. The Company intends to further appeal, to the Texas
Supreme Court, $200,000 of the original judgement and simultaneously to file motions for the scheduling of the ordered trial on its claim against Tedesco. As of the date hereof, Tedesco has not indicated whether he intends to appeal the appeals court decision to the Texas Supreme Court.
If the Company is not able to substantially reduce the amount of the award to Tedesco that remains through the further appeal and/or the award of damages on its counterclaim, or alternatively is unable to achieve a favorable settlement, the satisfaction of the judgement, which will not be an insurable claim, would have a material adverse effect on the Company and its financial condition. See "Legal Proceedings" and "Recent Developments".

            Voting Control by Existing Stockholders; Anti-takeover Provisions. The Company's executive officers, directors and its affiliates beneficially own or have voting control of approximately 18.6% of the issued and outstanding common stock. Because of their stock ownership and/or positions with the Company, these persons have been and will continue to be in a position to greatly influence the election of directors and thus control of the affairs of the Company. Additionally, the Company's by-laws limit the ability of stockholders to call a meeting of the stockholders. The Company's employment contract with its chief executive officer contains provisions that could require the payment of significant compensation in the event employment terminates after a change in control that is not approved by the board of directors, and the price at which the Company could be required to repurchase certain shares of its common stock would significantly increase in the event of such a change in control. Further, the Certificate of Incorporation authorizes the board of directors to issue additional shares of common stock, up to the authorized capitalization of 30 million shares, without further stockholder approval. The issuance of common stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. These contractual obligations and by-law provisions, and any issuance of common stock, could have the effect of discouraging a takeover of the Company, and therefore may adversely affect the market price and liquidity of the Company's securities. The Company is also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control of the Company. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of the Company's securities.

            Lack of Protection of Intellectual Property. The Company possesses certain proprietary information with respect to which it currently has no patent, copyright or trademark protection. With the exception of Ms. Anderson-Lasko, none of the Company's executive officers, directors or employees has executed any confidentiality or noncompete agreement with the Company. There can be no assurance that the Company will be successful in maintaining the confidentiality of its proprietary information or barring others from exploitation of intellectual property rights claimed by the Company. If such proprietary information were to be disclosed, it could have a materially adverse effect on the Company's business.

            Dividends. The Company has not paid any dividends nor does it anticipate paying any dividends on its Common Stock in the foreseeable future. The Company's operating subsidiaries are currently restricted as to the payment of dividends to the Company. It is the Company's present policy to retain earnings, if any, for use in the development and expansion of the Company's business.

            Shares Eligible for Future Sale. Of the 18,843,269 shares of common stock of the Company outstanding as of the date of this Prospectus, 297,546 shares are restricted securities, as that term is defined in Rule
144 promulgated under the Securities Act, and an additional 499,778 shares are owned by affiliates of the Company. Absent registration under the Securities Act, the sale of such 797,324 shares is subject to Rule
144, as promulgated under the Securities Act.  In general, under Rule
144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of common stock for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the common stock is quoted on NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale.
A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of common stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. Additionally, (i) the holders of 1,338,292 warrants for the purchase of shares of common stock hold registration rights which entitle them to certain demand and "piggy-back" registration of the shares issuable upon the exercise of such warrants, (ii) the holders of 10% Convertible Debentures that are convertible, on the basis on the current Conversion Price, into 3,809,524 shares of common stock, hold certain demand and piggy-back registration rights with respect to the shares issued upon any conversion thereof, (iii) the Class 3 Trust established under Spirco's plan of reorganization presently holds 243,625 shares which are freely-tradeable, and which will be sold by the Class 3
Trust to the extent necessary to satisfy Class 3 claims, and (iv) the Company has secured its appeal bond in the Tedesco litigation with 200,000 shares of its common stock which are fully tradeable and which the court or the plaintiff would have the right to sell if the Company losses its appeal and is thus unable to satisfy the judgement through other means, or otherwise defaults on the bond. No assurance can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for the Company's securities and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -
Reorganization of Spirco," "Legal Proceedings," and "Shares Eligible for
Future Sale."

            Possible Delisting of Securities from NASDAQ; Risks of Low-Priced Stocks. The Company's common stock is currently listed on NASDAQ
SmallCap Market. At present, the minimum maintenance criteria for NASDAQ are $2 million in assets, $1 million in stockholders' equity, a minimum bid price of $1.00 (or alternatively stockholders' equity of $2 million), at least one market maker, 300 shareholders, a 100,000 share public float, and $200,000 in market value for the public float.

Between March, 1995 and July, 1995 the Company's common stock traded on the NASDAQ SmallCap Market pursuant to a temporary exemption from the stockholders' equity, bid price and current Exchange Act reporting criteria. In November, 1995 the Company's common stock traded on the NASDAQ SmallCap Market pursuant to a temporary exemption from the stockholders' equity requirement. The Company's stockholders' equity increased to above the required $1 million during the first quarter of fiscal 1996, at which time the Company no longer required such exemption, and, on a pro forma basis reflecting the acquisition of Thimble Square, was above $2 million as of February 29, 1996.

Additionally, from November, 1995 until May, 1996, the Company's common stock traded at prices below $1.00. The Company was able to maintain its NASDAQ listing because, at the end of a grace period provided in the NASDAQ's rule (in April, 1996) it was able to demonstrate that, on a pro forma basis including the effect of the acquisition of Thimble Square, its stockholders' equity was above $2 million. From May 20, 1996 until July 16, 1996, the Company's common stock traded at prices above $1.00; however, since July 17, 1996, the Company's common stock has again generally been trading at prices below $1.00. At May 31, 1996, the Company's stockholders' equity was $2.98 million. There can be no assurance that the Company's common stock will again trade at prices above $1.00, or that, alternatively, the Company will be able to maintain stockholders' equity in excess of $2 million. If, in the future, the Company is unable to satisfy NASDAQ maintenance criteria for listing, its securities would be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "Electronic Bulletin Board". As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Company's common stock. See "Market for the Company's Securities and Related Stockholder Matters."

            Penny Stock Regulation. The Securities and Exchange Commission (the "Commission") has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system, or securities of issuers that meet certain net asset or average revenue tests). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, the holders of its securities may find it more difficult to sell such securities.

The Company believes that its common stock is outside the definitional scope of a penny stock because it is listed on the NASDAQ, and because the Company's net revenues over the last three years have exceeded the definitional threshold. However, in the event the common stock were subsequently to become characterized as a penny stock, the market liquidity for the Company's securities could be severely and adversely affected. In such event, the regulations on penny stocks could limit the ability of broker-dealers to sell the Company's securities, and, thus, the ability of holders to sell their securities in the secondary market.

            Board of Directors Ability to Authorize a Reverse Stock Split. Pursuant to a resolution approved by the Company's stockholders on July 25, 1994, the board of directors has the authority to effect, at its discretion, one or more reverse splits of the number of shares of common stock authorized, issued and outstanding. Pursuant to that resolution on June 8, 1995 the board of directors elected to effect a one-for-ten reverse stock split, which was effective June 19, 1995. A reverse stock split effected pursuant to the resolution could have the effect of reducing the numbers of record and beneficial owners of the Company's common stock, since any stockholder that, based on the reverse split ratio selected by the board of directors, was entitled to receive less than one share would instead receive a cash payment for the fractional share, and would cease to be a stockholder of the Company. Under the rules of the Commission, a Company may suspend its obligation to file periodic and other reports under the Exchange Act if the number of holders of record of its common stock falls below 300. Although the June 19, 1995 reverse stock split did not, and the Company currently believes that it is unlikely that any future reverse stock split effected pursuant to the proposal would, reduce the number of record holders to below 300, and although the board of directors presently would not plan to discontinue filing reports under the Exchange Act even if the number of record holders did fall below 300 for so long as there continued to be a public market for the common stock, if a reverse stock split effected 2pursuant to the resolution did have such an effect, the board of directors could, at its discretion and without further stockholder action, elect to suspend filing reports under the Exchange Act. A suspension of the Company's reporting under the Exchange Act would decrease the amount of information about the Company available to current investors, and would exempt the Company from the Commission's requirements concerning the form of proxy solicitation materials. Additionally, it would result in the delisting of the Company's common stock from the NASDAQ, since the listing requirements of the National Association of Securities Dealers, Inc. ("NASD") require, among other things, the filing of reports under the Exchange Act. The NASD also requires, among other things, that there be at least 300 beneficial owners, and 100,000 publicly held shares, of any class of common stock traded on the NASDAQ. If the Company's common stock was delisted from the NASDAQ, it could continue to trade in the over-the-counter market; however, such market is generally less liquid than the NASDAQ, and the value and liquidity of a stockholder's investment could be adversely affected. However, as previously indicated, the board of directors would not currently plan to discontinue filing reports under the Exchange Act. Additionally, the Company currently believes that it is unlikely that a reverse stock split effected pursuant to this resolution would cause the Company to no longer meet the other NASDAQ listing requirements described above.
                                                               THE COMPANY

            The Company, through its operating subsidiaries, designs, manufactures and domestically markets various canvas and nylon products, principally tote bags, sports bags, back packs, lunch bags, stadium totes, and craft products for sale to various retailers and in the premium and advertising specialty market. The Company also internationally markets and distributes sport bags and backpacks.

            Innovo, a wholly owned subsidiary, manufactures and distributes utility, craft, fashion, sports and advertising specialty products. Innovo's utility line is made up of canvas and nylon products, such as tote bags, laundry, duffle and shoe bags and gift bags that are designed as consumable products that respond to needs consumers encounter in every day life. These products are generally produced with company designed artwork. For the craft market Innovo produces canvas tote and laundry bags, aprons, children's smocks and Christmas stockings with no design, which are sold (sometimes packaged with paints or other materials) for sale as a craft project supply. The fashion line features company designed canvas back packs, "day packs" (which combine the features of a purse and a back pack), and tote bags, that attempt to combine style and convenience to capitalize on the increasing trend towards more casual dress.

            Innovo's sports line consists of tote bags, lunch bags, fanny packs, laundry, shoe and duffle bags and stadium totes. The majority of these products display logos, insignia, names, mascots and other identifying characteristics of professional or collegiate sports teams, or the U.S.O.C., under licenses, which are generally non-exclusive, held by Innovo from various licensing entities including the National Football
League, the NBA, the National Hockey League, Major League Baseball, the U.S.O.C., and approximately 130 colleges and universities. For the year ended October 31, 1995, 46% of the Company's sales from continuing operations represented the sale of products bearing logos licensed by the colleges and universities, the professional sports teams and the U.S.O.C.
In fiscal 1996 Innovo will add products that display the "Louisville
Slugger" name and logo to its sports line, and the Company is currently developing products, which will be marketed beginning in the fourth quarter of fiscal 1996, under recently obtained or agreed to licenses for the U.S. and international use of the logos, trademarks and slogans of Anheuser-Busch Cos., Inc. and the European use of the Warner Bros.
Studios Looney Tunes characters.

            For the premium and advertising specialty markets the Company produces both products that display professional sports team logos, and products that bear the name, logo, slogan and/or design specifically requested by the customer, who frequently provides the artwork to be used on such products. Advertising specialty and premium customers are generally companies purchasing products for distribution in promotions to employees and customers or for sale as premium items. During the third quarter of fiscal 1994 the Company began to also provide domestic manufacturing for other distributors of tote and sport bags.

            During October 1994 the Company began steps designed to reduce its operating expenses and capital requirements. The Company relocated to its owned facility in Springfield, Tennessee the manufacturing operations it had previously conducted in leased facilities in Sugarland, Texas.
This consolidation allowed the Company to eliminate the expense of the leased space in Texas, and also allowed the elimination of certain shipping and duplicative supervision costs. On July 31, 1995, the Company executed an agreement with ANG under which ANG succeeded to all of the rights held by the Company's wholly owned subsidiary, NASCO
Products to market and distribute in the United States the National
Football League, NBA, Major League Baseball and National Hockey League logoed sports bags, back packs and equipment bags previously imported to and distributed in the U.S. by NASCO Products. The agreement did not cover the international rights under the National Football League, NBA, Major League Baseball and National Hockey League licenses. NPI
International continues to sell products internationally. Additionally, the agreement has no effect on Innovo's marketing and sale of its domestically manufactured sports-licensed products, and the Company retained all the domestic rights to the United States Olympic Committee, college and Major League Baseball Players Association products, which will now be manufactured domestically by Innovo and marketed as part of its product line.

            For each license ANG will pay NASCO Products $187,500 ($750,000 in the aggregate), of which $100,000 was paid on July 31, 1995. The remaining $650,000 is being paid, without interest, in monthly installments equal to 5% of ANG's aggregate sales of the licensed products, with final payment due July 31, 1998. ANG assumed all of NASCO Products' obligations under the licenses, including the payment of royalties and minimum royalties. NASCO Products also transferred to ANG its existing inventory of these products, for which ANG paid approximately 67% of NASCO Products' cost, or approximately $307,000.
Such payments are being made by ANG over a six month period which ended August, 1996.

            In addition, ANG will make an ongoing annual payment to NASCO Products of 2% of sales under each of the National Football League, Major League Baseball and National Hockey League licenses, and 1% of sales under the NBA license, up to aggregate sales of $15 million, and 1.5% and
 .5% of sales thereafter. The payments will continue for forty years unless a license expires or is terminated and is not renewed or reinstated within twelve months.

            During fiscal 1993 and 1994 the Company's marketing emphasis was placed on the U.S. retail market for its sports licensed products. The Company devoted fiscal 1995 to shifting its emphasis to developing new products and marketing programs for its products in the fashion, utility and craft lines and for the premium and advertising specialty markets.
The Company hopes that this will allow it to increase sales and lessen its dependence on sports licensed products. The Company will also pursue opportunities to provide domestic manufacturing for other tote and sports bag distributors. The Company will attempt to achieve growth in the sales of its sports logoed products through the acquisition of new licenses, such as the U.S.O.C. license and related cross-licenses for products that display Warner Bros. "Looney Tunes" characters or the "Cabbage Patch Kids" characters together with the U.S.O.C. five-ring
Olympic logo, the "Louisville Slugger" license acquired in November, 1995, and the Anheuser-Busch and Warner Bros. licenses acquired in fiscal 1996, and by the development of new products and distribution for college logoed merchandise. Over the longer term the Company is looking to achieve growth through increase in the sales of the sports logoed bags and backpacks it designed, under its international license rights, for the international market, where U.S. professional sports have achieved increased exposure and popularity, and from the introduction of Innovo's fashion line in the international market. However, there can be no assurance that any of these strategies will produce increased sales.

            The Company estimates that the products sold by its continuing operations are carried in over 4,500 retail outlets. The Company's marketing efforts are conducted principally by its own sales and marketing staff and through its network of approximately 20 marketing organizations having approximately 60 independent sales representatives. The Company sells to retail accounts such as mass merchandisers, department stores, mail order companies, grocery stores and drugstore chains, including K Mart Apparel Corp., Wal-Mart Stores, Inc., Target, J.C. Penney Company, Inc., Sears Roebuck and Co., Walgreen Co., and Michael's Stores, Inc., and advertising specialty accounts.

            On April 12, 1996, the Company acquired 100% of the outstanding common stock of Thimble Square for an aggregate of $1.1 million, paid by the issuance of shares of the restricted common stock of the Company. In a concurrent transaction, Thimble Square acquired from its stockholders a plant it had previously leased from them in exchange for (a) $300,000 paid by the issuance of shares of the restricted common stock of Innovo Group, and (b) the issuance by Thimble Square of $200,000 of unsecured notes payable, without interest, on August 31, 1996 (with certain prepayments required in the event of certain refinancings or asset sales by Thimble Square).

            A total of 2,321,176 shares (after adjustments - see "Recent Developments") of the Company's common stock were issued to effect the acquisition. However, at the time of the acquisition Thimble Square owned 1,080,000 shares of the Company's common stock as a result of the January, 1996 manufacturing agreement between the companies (see Note 5 of Notes to February 29, 1996 Condensed Consolidated Financial Statements). As a result of the acquisition, Innovo Group reacquired, and retired, those shares, and the net increase in the number of shares of Innovo Group common stock outstanding was 1,241,176 shares.

            Thimble Square manufactures and markets ladies' ready-to-wear at-home, sleep and lounge wear from plants in Pembroke and Baxley, Georgia.
Its products are sold to mail order companies, retailers and through mail order distribution. Thimble Square also provides "sew-only" manufacturing for other distributors of private-label sleep and lounge wear; in those instances, the customer provides the raw materials, and Thimble Square manufactures the products to the distributor's specifications. Thimble Square's sales for its fiscal year ended
December 31, 1995 were approximately $3 million. Innovo Group intends to attempt to increase Thimble Square's sales by using Innovo's marketing and sales functions to market its products to major mass merchants and other retailers with whom Innovo already has relationships, and to which Thimble Square has not had material sales. The Company may also utilize Thimble Square's mail order distribution to market Innovo's products.
See "Management's Discussion and Analysis of Financial Condition and
Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

            Innovo began operations in April, 1987. In August, 1990, Innovo merged into Elorac Corporation, a so called "blank check" company, which was renamed Innovo Group. In fiscal 1991 the Company acquired the business of NASCO, a manufacturer, importer and distributor located in Springfield, Tennessee, through two separate transactions. In the first transaction, the retail bag division of NASCO was acquired by a wholly-owned subsidiary of the Company in June 1991. The retail bag division of NASCO, renamed NASCO Products upon its purchase, manufactured and imported a line of canvas and nylon sports bags, backpacks, equipment bags, fanny packs, athletic caps and other sporting goods products imprinted or embroidered with emblems and logos licensed from a variety of licensors, such as Major League Baseball, the National Hockey League, the National Football League and the NBA.

            In the second transaction, all of the outstanding shares of common stock of NASCO (the assets of which included the 75,000 shares of the Company's common stock transferred in the prior transaction) were acquired by the Company in August 1991. NASCO, subsequently renamed
Spirco, was also engaged in the marketing of fundraising programs to school and youth organizations. The fundraising programs involved the sale of magazines, gift wraps, food items and seasonal gift items.
Effective April 30, 1993, the Company sold the youth and school fundraising business of Spirco to QSP, which is a wholly-owned subsidiary of The Readers Digest Association, Inc. The Company received initial proceeds of $1.5 million in fiscal 1993, and additional payments from QSP of $1,445,000 in fiscal 1994.

            Spirco had incurred significant trade debt from the fiscal 1992 losses it incurred in marketing fundraising programs, and its continuing operations of supplying school spirit products to companies that market such programs was not producing sufficient cash flow to significantly reduce these obligations and liabilities incurred by Spirco prior to its acquisition which were not disclosed at that time. On August 27, 1993, Spirco filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Innovo Group, Innovo and NASCO Products were not parties to the filing. Spirco's plan of reorganization was confirmed by the court on August 5, 1994, and became effective on November 7, 1994. Under the plan, administrative claims were paid in cash from funds borrowed under the Company's bank credit facility. Leasall, a newly formed subsidiary of Innovo Group, acquired Spirco's equipment and plant and assumed the related equipment and mortgage debt, which Innovo Group had previously guaranteed, and Spirco was merged into Innovo Group which as a result acquired direct ownership of its other assets. Spirco claims which had been guaranteed by Innovo Group received full payment through the issuance of 222,000 shares of Innovo Group common stock. Additionally, 584,000 shares of Innovo Group common stock were issued to the Class 3 Trust which is selling those shares and distributing the proceeds to the Class 3 claimants, which are federal, state and local taxing authorities that had claims for income, sales, property and unemployment taxes. In general, Innovo Group will receive any shares that are not required to satisfy the Class 3 claims. All claims that ranked below secured claims, including general unsecured claims and the claims of Innovo Group, Innovo and NASCO Products for advances to Spirco, received no distribution. The shares of Innovo Group common stock issued in Spirco's reorganization are freely-tradeable; however, the plan of reorganization restricted each recipient (including the Class 3 Trust) to resales of no more than 10 percent of the shares received during any 30 day period until November
10, 1995.

            The principal executive offices of the Company are located at 27 North Main Street, Springfield, Tennessee 37172. Its telephone number is
(615) 384-0100. Unless the context requires otherwise, "the Company" refers to Innovo Group Inc. and its subsidiaries, and "Innovo Group" refers to Innovo Group Inc.

                                                             RECENT DEVELOPMENTS

            On August 15, 1995, the Court of Appeals for the First District of Texas ("the Appeals Court") rendered its decision in the Company's appeal of the trial jury's findings in Michael J. Tedesco v. Innovo, Inc., Innovo Group Inc., Rick Binet and Patricia Anderson-Lasko f/k/a Patricia
M. DeAlejandro (see "Legal Proceedings"). The Appeals Court reversed approximately $350,000 of the initial $700,000 judgement, finding that, as asserted by the Company, the awards were not supported by the evidence or improper as a matter of law. As a result, the judgement, including post judgement interest through August, 1996, has been reduced to $420,000.

            The Appeals Court also ruled that the trial court had erred in refusing to submit to the jury the Company's counterclaim of breach of fiduciary duty by Tedesco, ruling that the trial record indicated that there was evidence of such breach and damages therefrom. The Appeals Court remanded the case to the trial court for trial on, and submission to a jury of, the Company's claim of breach of fiduciary duty by Tedesco. The Company would be entitled to offset any damages awarded to it as the result of this claim against the awards to Tedesco.

            The Company intends to further appeal, to the Texas Supreme Court, $200,000 of the original judgement (which accounts for $340,000 of the August, 1996 $420,000 amount) and simultaneously to file motions for the scheduling of the ordered trial on its claim against Tedesco. As of the date hereof, Tedesco has not indicated whether he intends to appeal the Appeals Court decision to the Texas Supreme Court. The Company may also again seek to settle the litigation if it believes that the terms of an available settlement are favorable.

            During the third quarter of fiscal 1996 the Company completed the private placement of aggregate of 1,751,516 shares of its common stock for net cash proceeds of $560,000. The placements included the issuance of warrants for the purchase of 775,758 shares of the Company's common stock exercisable for five years at an exercise price of $.52 per share. Additionally, on August 28, 1996, the Company completed the private placement of $1.6 million of 10% Convertible Debentures. The 10%
Convertible Debentures are convertible, beginning October 13, 1996, into shares of the Company's common stock at a per share price ("the
Conversion Price") equal to the lesser of $.42 per share or 70% of the closing bid price for the five days preceding any election of conversion.
The 10% Convertible Debentures also provide that the Company may call the debentures, beginning November 12, 1996, by the payment of the value of the shares of common stock obtainable upon conversion, and may pay the debentures, together with the accrued interest, at their September 30, 1998 maturity by the issuance of shares of common stock on the basis of the Conversion Price. In connection with these placements the Company issued to the placement agent warrants for the purchase of an aggregate of 415,585 shares of its common stock, subject to adjustment, at an exercise price of $.48125 per share, subject to adjustment. See
"Description of Securities - Common Stock Purchase Warrants," and
Description of Securities - 10% Convertible Debentures".

           In August, 1996, the Company received the final appraisals of Thimble Square's plants and equipment. As a result of the amounts reflected in those appraisals, and in the audit of Thimble Square's December 31, 1995 financial statement, the number of shares issued in the acquisition of Thimble Square was reduced by 519,608 shares. The adjustment in the number of shares issued to affect the acquisition reduced the aggregate purchase price, for financial reporting purposes, by $265,000. This reduction in the purchase price, and the finalization of the allocation of the purchase price, resulted in a decrease in the amount allocated to property and equipment of $325,000, and an increase in the amount allocated to goodwill of $60,000, as compared to the amounts reported in the Company's Quarterly Report on Form 10-Q for the quarter ended May 31,
1996. This change in the amount and allocation of the purchase price did not have a material effect on the previously reported historical or pro forma results of operations.

                                                                 USE OF PROCEEDS

           The Company will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders.


                                                                 DIVIDEND POLICY

            The Company has never declared or paid a dividend on its common stock. The Company intends to retain its earnings to finance the growth and development of its business and does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. The declaration of dividends is within the discretion of the Company's board of directors, which will review this dividend policy from time to time.
See "Risk Factors - Dividends."

                                             MARKET FOR THE COMPANY'S SECURITIES
                                                 AND RELATED STOCKHOLDER MATTERS

           The Company's common stock is currently traded on the NASDAQ SmallCap Market under the symbol "INNO". The following sets forth the high and low bid quotations for the Company's common stock in such market for the periods indicated. This information, which has been adjusted to reflect the one-for-ten reverse stock split effected in June, 1995, reflects inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. No representation is made by the Company that the below quotations necessarily reflect an established public trading market in the Company's common stock.

                                                                High                                        Low
Fiscal 1994
       First Quarter (November to January)                     $ 11 7/8                                    $ 5 5/8
       Second Quarter (February to April)                        17 1/2                                     5 5/16
       Third Quarter (May to July)                               7 3/16                                      3 1/8
       Fourth Quarter (August to October)                       4 11/16                                     2 3/16

     Fiscal 1995
       First Quarter (November to January)                        3 1/8                                      15/16
       Second Quarter (February to April)                        4 1/16                                      1 1/4
       Third Quarter (May to July)                                2 7/8                                      1 1/2
       Fourth Quarter (August to October)                         2 1/4                                          1

  November 1995 (1)                                               1 1/8                                        1/2

     Fiscal 1996
       First Quarter (December to February)                         7/8                                       7/32
       Second Quarter (March to May)                             2 3/16                                      17/64
       Third Quarter (June to August)                             1 3/4                                        9/16
       Fourth Quarter                                              9/16                                        3/8

     (1) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year had ended on October 31.

              As of May 31, 1996, there were approximately 780 record holders of the Company's common stock.

              Under the rules of the NASDAQ, a company must, among other things, maintain total assets of $2 million, stockholders' equity of $1 million, a minimum bid price of $1 (or alternatively stockholders' equity of $2 million), and must remain current in the filing of reports under the Securities Exchange Act of 1934 (the "Exchange Act") in order to continue trading on the NASDAQ SmallCap Market. Between March and June, 1995, and again in November, 1995, the Company's common stock traded on the NASDAQ
SmallCap Market pursuant to temporary exemptions granted while the Company took steps to comply, in March 1995 with the stockholders' equity, bid price and Exchange Act reporting criteria, and in November
1995 with the stockholders' equity requirement. The Company's stockholders' equity increased to above the required $1 million during the first quarter of fiscal 1996, at which time the Company no longer required such exemption, and, on a pro forma basis reflecting the acquisition of Thimble Square, was above $2 million as of February 29, 1996. Additionally, from November, 1995 until May, 1996, the Company's common stock traded at prices below $1.00. The Company was able to maintain its NASDAQ listing because, at the end a grace period provided in the NASDAQ's rule (in April, 1996) it was able to demonstrate that, on a pro forma basis including the effect of the acquisition of Thimble
Square, its stockholders' equity was above $2 million. From May 20, 1996 until July 16, 1996, the Company's common stock has traded at prices above $1.00; however, since July 17, 1996, the Company's common stock has again generally been trading at prices below $1.00. At May 31, 1996, the Company's stockholders' equity was $2.98 million. There can be no assurance that the Company's common stock will again trade at prices above $1.00, or that, alternatively, the Company will be able to maintain stockholders' equity in excess of $2 million. If the Company's stockholders' equity were to fall below $2 million due to operating losses, or for other reasons, and the Company's stock was not trading at prices above $1.00, the Company could face delisting unless it took action to either increase the minimum bid price to $1.00, or to increase its stockholders' equity to above $2 million. Although the Company will continually use its best efforts to maintain its NASDAQ SmallCap listing, there can be no assurance that it will be able to do so.

              If, in the future, the Company is unable to satisfy NASDAQ maintenance criteria for listing, its securities would be subject to being delisted, and trading, if any, in the Company's securities would thereafter be conducted in the over-the-counter market in the so-called
"pink sheets" or on the NASD "Electronic Bulletin Board". As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of the Company's common stock.

              The Company has never declared or paid a dividend and does not anticipate paying dividends on its common stock in the foreseeable future. In deciding whether to pay dividends on the common stock in the future, the Company's Board of Directors will consider factors it deems relevant, including the Company's earnings and financial condition and its working capital expenditure requirements.

                                                                CAPITALIZATION

        The following table sets forth the capitalization of the Company at May 31, 1996.


                                                                              (in thousands)
                                                                               Actual
                                                                               ________
        Notes payable (1)                                                    $  1,705
        Long-term debt, including
          current maturities of $233 (1)                                        2,907
                                                                              _______
            Total Debt (1)                                                      4,612
                                                                              _______
        Class 3 Trust (2)                                                         135
                                                                              _______
            Stockholders' Equity:
          Common Stock, $.01 par value;
            30,000,000 shares authorized,
            16,576,283 shares issued (3)                                          166
          Additional paid-in capital                                           23,386
          Deficit                                                             (18,149)
          Treasury stock (119,691 shares)                                      (2,426)
                                                                              _______
            Total Stockholders' Equity                                          2,977
                                                                              _______

        Total Capitalization                                                 $  7,724
                                                                              _______


(1) See Notes 4 and 5 of Notes to Consolidated Financial Statements for information regarding the Company's debt.
(2) Represents Class 3 claims in the reorganization of Spirco (with disputed claims included based on the estimated amount to be allowed) to be satisfied with the proceeds from the sale of shares of the Company's common stock held by the Class 3 Trust. See Note
            2 of Notes to Consolidated Financial Statements.
(3) Excludes as of May 31, 1996 (i) 446,950 shares of common stock issuable upon the exercise of outstanding Common Stock Purchase Warrants, (ii) 100,000 shares of common stock reserved for issuance pursuant to the exercise of options under the Company's Stock Option Plan, under which 3,000 options are outstanding, (iii) 308,225 shares of common stock held by trusts established under the Plan of Reorganization of Spirco, and (iv) 200,000 shares of common stock pledged by the Company to secure its appeal bond in the Tedesco litigation. Also excludes 1 million shares issued in March, 1996 upon the exercise of outstanding common stock purchase warrants.
            See "The Company", "Legal Proceedings", "Description of Securities",
            Note 2 of Notes to Consolidated Financial Statements and Notes 5 and 6 of Notes to May 31, 1996 Condensed Consolidated Financial Statements.

                                           SELECTED CONSOLIDATED FINANCIAL DATA
                                           (In thousands, except per share data)

            The following selected consolidated financial data as of and for the fiscal years ended October 31, 1995, 1994, 1993 and 1992, and for the ten months ended October 31, 1991 are derived from the consolidated financial statements of the Company, which have been audited by BDO Seidman, LLP, independent certified public accountants. The selected consolidated financial data presented below for the six months ended May 31, 1996 and April 30, 1995 is derived from the Company's unaudited consolidated financial statements for those periods and reflect, in management's opinion, all adjustments necessary for a fair presentation of the consolidated financial position and results of operations for those periods. Results of operations for interim periods are not necessarily indicative of results to be expected for the full year. All of the information presented herein should be read in conjunction with the consolidated financial statements incorporated by reference in this Prospectus.

                                                                                                                     Pro Forma
                                                                            Ten Months                                    Six Months
                                                                            Ended          Six Months Ended    Year ended   Ended
                                         Year Ended October 31,             October 31, May 31,   April 30,  October 31,  May 31,
                                  1995       1994       1993        1992    1991(1)     1996(10)    1995     1995 (11)    1996 (11)
Net Sales                        $ 5,276    $ 8,028    $12,468    $12,768  $10,437     $ 3,400   $ 2,364   $ 8,322     $ 3,833
Cost of Goods Sold                 3,808       5,044      6,998     8,899    6,006       2,003     1,134     6,313       2,342
Gross Profit                       1,468       2,984      5,470     3,869    4,431       1,397     1,230     2,009       1,491
Operating Expenses                 3,134       5,389(2)   5,023     4,723    3,785       1,876     1,312     3,706       2,148
Income (loss) from operations     (1,666)     (2,405)       477      (854)     646        (479)      (82)    1,697)       (657)
Interest Expense                    (511)       (821)      (960)     (836)     (12)       (284)     (283)     (622)       (318)
Income (loss) before income taxes    (67)(3)  (4,124)      (223)   (1,622)   1,083        (597)    1,616(3)   (200)(3)    (809)
Income (loss) from continuing
 operations                          (67)(3)  (7,905)(4)   (661)(4)  (843)     717        (597)    1,616(3)   (200)(3)    (809)
Income (loss) per share
 from continuing operations         (.03)      (3.99)      (.63)     (.79)     .81        (.06)      .67       (.04)      (.08)
Supplemental loss per share from
 continuing operations (5)             -       (3.77)      (.14)        -        -           -         -
Income (loss) from discontinued
  operations (6)                    (626)       (685)    (7,268)   (2,117)      707          -      (444)
Income (loss) per share from
 discontinued operations (6)        (.24)       (.34)     (6.92)    (1.95)      .80          -      (.18)

Extraordinary gain (loss) (7)       (258)        699          -         -         -           -        -
Extraordinary gain (loss)
 per share                          (.09)        .35          -         -         -           -        -

Net income (loss)                   (951)     (7,891)    (7,929)   (2,896)    1,424        (597)   1,172
Net income (loss) per share         (.36)      (3.98)     (7.55)    (2.74)     1.61        (.06)     .49

Cash dividends declared
 per common shares                     -           -          -         -         -           -        -
Weighted Average Shares of
 Common Stock and Common Stock
 Equivalents Outstanding           2,616       1,982      1,050     1,055       884       9,318    2,407        5,457      9,824

Balance Sheet Data:
Total Assets                     $ 5,667     $11,143    $19,351   $29,957   $19,199     $10,508  $ 8,303
Long-Term Debt                     1,565       1,514      1,759     1,962       190       2,907    1,472
Common Stock Issuable (8)              -           -      2,911         -         -           -        -
Redeemable Common Stock (9)            -       1,423      1,423         -         -           -        -
Stockholders' Equity                (230)     (2,372)       951     7,520     9,953       2,977    1,011


__________________________

(1) Includes the effect of the acquisition of NASCO Products and Spirco, each accounted for by using the purchase method. The Company acquired NASCO Products in June 1991 and Spirco in August 1991. The fundraising program marketing operations of Spirco were subsequently sold in May 1993 and the import operations of NASCO Products were sold in July, 1995, and are classified as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.

(2) Operating expenses for fiscal 1994 include plant consolidation charges of $470,000 ($.20 per share) relating to the consolidation of the Company's manufacturing facilities. See Note 1(j) of Notes to Consolidated Financial Statements.

(3) Includes other income of $1.9 million from the settlement of litigation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Continuing Operations".

(4) Includes the effect of additions to the deferred tax valuation allowance of $3,679,000 ($1.86 per share) and $624,000 ($.59 per share) in fiscal 1994 and
1993, respectively.

(5) Represents net loss per share adjusted to treat as outstanding from the date of the loans the 229,720 shares of common stock issued in fiscal 1994 to extinguish certain borrowings. See Note 4 of Notes to Consolidated Financial Statements.

(6) Reflects the operations and July 1995 sale of the import operations of NASCO Products, the operations and May 1993 sale of the fundraising program direct marketing operations of Spirco and the operations and loss from the disposal of Sportswear. See Note 3 of Notes to Consolidated Financial Statements.

(7) Represents gains and losses resulting from the Chapter 11 reorganization of Spirco. See Note 2 of Notes to Consolidated Financial Statements.

(8) Represents obligations extinguished subsequent to October 31, 1993 by the issuance of common stock. See Note 7(a) of Notes to Consolidated Financial Statements.

(9) Represents 189,761 shares of common stock, which were issued in September 1993 to extinguish $1,423,000 of debt and accrued interest, which the Company could have been required to repurchase at $7.50 per share between January 1994 and April 1995. See Note 7(b) of Notes to Consolidated Financial Statements.

(10) Effective November 1, 1995 the Company changed its fiscal year to end on November 30. Previously the Company's fiscal year ended on October 31. The results of operations and cash flows for the transition period of November 1, 1995 to November 30, 1995 are separately presented in the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996. See Condensed Consolidated Financial Statements.

(11) Pro forma for the effects of the acquisition of Thimble Square, which was completed on April 12, 1996. Pro forma income from continuing operations data is stated as if the acquisition had taken place on November 1, 1994. The pro forma financial information is not necessarily indicative of the actual future results of operations or financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Acquisition of Thimble Square," and Pro Forma Condensed Consolidated Financial Statements.

                                                         PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of the Company's common stock as of the date hereof by (i) each of the Company's executive officers or directors or who is a stockholder, (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding shares of the common stock, and (iii) all directors and executive officers of the Company as a group.

                                                                                             Shares Beneficially Owned (1)
                                                                                  ________________________________________________
                     Name                                Number                                                  Percent
_____________________________________________________________________________________
Patricia Anderson-Lasko                                  376,106                     (2) (3)                     2.0%
27 North Main Street
Springfield, TN 37172

Alexander K. Miller                                            -                                                 -
27 North Main Street
Springfield, TN  37172

Terrance Bond                                              1,000                    (4)                          *
27 North Main Street
Springfield, TN  37172

Felix Lee                                                  1,050                    (5)                          *
27 North Main Street
Springfield, TN   37172

Reino C. Lanto, Jr.                                       61,286                    (6)                          *
235 North Garrard St.
Rantoul, Il 61866

Marvin M. Williamson                                       2,000                                                 *
53 Fitch Lane
New Canaan, CT  06840

Lee Schwartz                                           1,112,745                    (7)                          5.9%
206 Early Street
Savannah, GA   31404

Eleanor and Philip Schwartz                            2,225,490                    (7) (8)                      11.8%
23362 Water Circle
Boca Raton, FL   33486

Mathew T. Mulhern                                        834,000                    (9) (10)                     4.4%
119 Rockland Ave.
Northvale, NJ   07647

William T. and Virginia C. Williams                    1,000,000                                                 5.3%
2800 S. Ocean Blvd.
Boca Raton, FL   33432

All Executive Officers                                 3,500,932                    (2) (3) (4) (5)              18.6%
and Directors as a Group                                                            (6) (7) (8) (11)
(6 persons)
_________________
* Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission, certain shares of the Company's common stock that a beneficial owner set forth in this table has a right to acquire within 60 days of the date hereof pursuant to the exercise of stock options or common stock purchase warrants are deemed to be outstanding for the purpose of computing the percentage ownership of that owner but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Shares outstanding and eligible to vote exclude (i) 243,625 shares held by trusts established under Spirco's plan of reorganization (see Note 2 of Notes to Consolidated Financial Statements) and (ii) 200,000 shares held as an appeal bond for the Company's appeal of the Tedesco litigation (see Note 8 of Notes to Consolidated Financial Statements). Under the terms of the Trust and the bond, such shares are not eligible to vote.

(2) Includes 79,432 shares owned by DWL International, a corporation in which Ms. Anderson-Lasko's spouse, Donald W. Lasko, holds a controlling interest. Ms. Anderson-Lasko has no, and disclaims beneficial ownership of any, interest in DWL International and the shares owned by it.

(3) Pursuant to a July, 1994 agreement between Mr. Bauman and the Company and Ms. Anderson-Lasko, Mr. Bauman has agreed to certain limitations on the number of shares of the Company's common stock he may resell in any month until August, 1996, and Mr. Bauman has granted to Ms. Anderson-Lasko an irrevocable proxy to vote any and all shares of the Company's common stock that he may own at any time. The total for Ms. Anderson-Lasko includes the 12,666 shares owned by Mr. Bauman that Ms. Anderson-Lasko has the power to vote pursuant to this agreement.

(4)         Consists of 1,000 shares subject to options exercisable by Mr. Bond.

(5) Includes 50 shares currently held by Mr. Lee and 1,000 shares subject to options exercisable by Mr. Lee.

(6)          Consists of 32,735 shares owned by Jeanene Lanto, the wife of Mr.
Lanto, and 28,551 shares owned by a trust for the benefit of Jeanene
Lanto of which Mr. Lanto is the trustee, as to all of which Mr. Lanto disclaims any beneficial ownership.

(7) Pursuant to a voting agreement between Lee Schwartz, Eleanor Schwartz and Philip Schwartz, Lee Schwartz and Philip Schwartz have granted to Eleanor Schwartz the power to vote any shares owned by them for so long as Eleanor Schwartz is a member of the Company's board of directors.

(8) Includes 1,112,745 shares, owned by Lee Schwartz, that Eleanor Schwartz has the power to vote pursuant to the voting agreement between Lee Schwartz, Eleanor Schwartz and Philip Schwartz.

(9) Mathew Mulhern ("Mulhern") purchased 834,000 shares of the Company's common stock from Thimble Square in January, 1996. Pursuant to the agreement between Thimble Square and Mulhern, Thimble Square may be required to transfer up to 416,000 shares to Mulhern depending on the average price for the Company's common stock as reported by the NASDAQ
SmallCap Market for the period February 20, 1996 to December 28, 1996.
As a result of the Company's April, 1996 acquisition of Thimble Square, the obligation to transfer additional shares has become an obligation of the Company to issue additional shares to Mulhern. As the result of this agreement the number of shares and percentage of common stock owned by Mulhern could increase in the future.

(10) Pursuant to an agreement between the Company and Mulhern, Mulhern has agreed to vote the shares owned by him in accordance with the recommendations of the Company's board of directors.

(11) Includes the 834,000 shares held by Mulhern which Mulhern has agreed to vote in accordance with the recommendations of the Company's board of directors. See note (10) above.
                                                            SELLING STOCKHOLDERS

             The following table sets forth (i) the amount and percentage of shares of common stock beneficially owned by each Selling Stockholder prior to this offering, (ii) the number of such shares being offered by each Selling Stockholder to the public from time to time pursuant hereto and (iii) the amount and percentage of shares of common stock owned beneficially by each of the Selling Stockholders upon completion of this offering (assuming the sale by the Selling Stockholders of all the shares of common stock offered by means of this prospectus).

                                                                                                                   Shares and
                                                                                                                   Warrants
                                            Shares and Warrants                                                    Beneficially
                                                Beneficially                                  Shares               Owned After
                                        Owned Prior to the Offering                           Being                The Offering
      Name                         Shares         Warrants        Total          %            Offered              Number      %
Canvasco, Inc.                      92,782            -            92,782        *              92,782              -         -
Eleanor and Philip
 Schwartz (1)(2)                 1,112,745 (3)        -         1,112,745        5.9%        1,112,745              -         -
Lee Schwartz (4)                 1,112,745            -         1,112,745        5.9%        1,112,745              -         -
Josephine Finnegan (5)             200,000            -           200,000        1.1%          200,000              -         -
Richard Serbin                      18,076 (6)     2,250           20,326        *              18,076              2,250     *
Merritt Family Spendthrift
 Trust                              95,686            -            95,686        *              95,686              -         -
Sonem Partners, L.P.               135,126            -           135,126        *             135,126              -         -

*  less than 1 percent

(1) Eleanor Schwartz is a director of the Company, having become a director in April, 1996 upon the Company's acquisition of Thimble Square.
(2) Philip and Eleanor Schwartz have agreed, as to the 1,112,745 shares being offered hereby, to limit resales to an aggregate of 20,000 shares in any one week, exclusive of any resales affected through certain block trades.
(3) Excludes 1,112,941 shares owned and being offered by Lee Schwartz as to which Eleanor Schwartz is deemed to be a beneficial owner by virtue of a voting agreement pursuant to which Lee Schwartz granted to Eleanor
Schwartz the power to vote any shares owned by him for so long as Eleanor Schwartz is a member of the Company's board of directors.
(4) Lee Schwartz has agreed, as to the 1,112,745 shares being offered hereby, to limit resales to 20,000 shares in any one week, exclusive of any resales affected through certain block trades.
(5) Josephine Finnegan has agreed, as to the 200,000 shares being offered hereby, to limit resales to no more than 10,000 shares in any one week.
(6)          Represents the shares the Company has the right to require Mr.
Serbin to accept in satisfaction of certain indebtedness to Mr. Serbin.

                                                       DESCRIPTION OF SECURITIES

Common Stock

             Pursuant to the Certificates of Incorporation, the Company is authorized to issue 30 million shares of common stock, $.01 par value per share. As of the date hereof, the Company had outstanding 18,843,269 validly issued, fully paid and nonassessable shares of common stock.

             Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock the board of directors of the Company may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of the Company.

             The board of directors may issue the additional shares of common stock, up to the authorization of 30 million shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the Company's common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the Company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

            The Company does not presently have an authorized class of preferred stock.

Common Stock Purchase Warrants

             The Company conducted a private placement offering that closed in June 1992 whereby the Company issued 20 units, each unit consisting of a $100,000 12% Subordinated Collateralized Note ("Subordinated Notes") and Class A common stock purchase warrants exercisable for 4,500 shares of the common stock. As a result of this offering, the Company originally issued Class A common stock purchase warrants to purchase in the aggregate 95,000 shares of the Company's Common Stock. Each Class A common stock purchase warrant originally entitled the holder to purchase one share of common stock at an exercise price of $45 per share for a term expiring at 5:00 pm Central time on May 15, 1994. However, as a result of the delay in the public offering planned for the fall of 1992
(see "Management's Discussion and Analysis of Financial Condition and
Results of Operations - Liquidity and Capital Resources"), the Company was unable to redeem the Subordinated Notes on or before December 1, 1992, and as a result the exercise price of the Class A common stock purchase warrants was automatically reduced to $30. In June 1993 the Company sought extensions of the maturity date of the Subordinated Notes to March 31, 1994. The holders of an aggregate of $1,125,000 principal amounts of the Subordinated Notes agreed to such extension, in return for which the Company (i) extended until July 31, 1996 the expiration date of the 56,250 Class A common stock purchase warrants originally issued in the units purchased by such holders and (ii) issued to such holders, on a pro-rata basis, an additional 5,625 Class A warrants having terms identical to the common stock purchase warrants. In March, 1994 in connection with the conversion of Subordinated Notes into shares of common stock, the Company agreed to extend the expiration date of the common stock purchase warrants until July 31, 1997.

             As of the date hereof, there are outstanding as the result of the June 1992 private placement offering an aggregate of 93,950 Class A common stock purchase warrants, of which 91,700 are exercisable at $30 per share, expire on July 31, 1997 and of which 2,250, exercisable at $2 per share, expire March 31, 1997.

             In June, 1993 the Company undertook a private placement of units comprised of one share of restricted common stock and one Class B common stock purchase warrant, exercisable at $30 per share through July 31, 1996. An aggregate of 55,000 units were sold, resulting in the issuance of 55,000 Class B common stock purchase warrants. In March, 1994 the exercise price of 53,000 of these Class B common stock purchase warrants was reduced to $20 and the period for exercise extended until July 31, 1997.

             In April, 1996, in connection with the restructuring of a defaulted Subordinated Collateralized Note and the settlement of a judgement obtained by the holder, the Company issued 250,000 Class E common stock purchase warrants. The Class E common stock purchase warrants are exercisable at a price of $.30125 per share through April, 1999. The resale of the shares issuable upon the exercise , if any, of the Class E common stock purchase warrants has been registered under the Securities
Act.

             In May, 1996, the Company issued 50,000 Class G common stock purchase warrants, together with 187,500 shares of its common stock, in satisfaction of certain liabilities aggregating approximately $56,000. The Class G common stock purchase warrants are exercisable at a price of $.28 per share through May, 1998. The resale of the shares issuable upon the exercise, if any, of the Class G common stock purchase warrants has been registered under the Securities Act.

             In August, 1996, as part of a private placement of units comprised of shares of its common stock and common stock purchase warrants, the Company issued 775,758 Class H common stock purchase warrants exercisable for five years at a price of $.52 per shares. Under the terms of the Class H warrants, the Company is not required to reserve or otherwise keep available from its authorized but unissued common stock shares for issuance upon the exercise, if any, of the Class H warrants, unless and until the Company's authorized common stock is increased to 40 million shares, and prior to any such increase, is only required to allow the exercise of the Class H warrants if and to the extent there are available shares of its authorized common stock not already issued and outstanding, or reserved for the exercise of other then outstanding stock options, warrants, or conversion rights.

             In connection with the August, 1996 private placement of shares of its common stock and of the 10% Convertible Debentures, the Company issued to the placement agent Class I common stock purchase warrants that entitle the holder to purchase, for five years beginning February 28, 1997, an aggregate of $200,000 of common stock at a per share price equal to 110% of the lowest five day average closing bid price during the period August 28, 1996 to February 28, 1997. On the basis of the closing bid prices for the Company's common stock for the period August 28, 1996 through the date hereof, the Class I warrants would entitle the holders to purchase an aggregate of approximately 415,585 shares of common stock at a per share price of $.48125 per share.

             The exercise price of the common stock purchase warrants is subject to adjustment based on anti-dilution provisions that are triggered upon a stock dividend, stock split, reverse stock split, reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Company's assets. Certain common stock purchase warrants have certain "demand" and "piggy back' registration rights. See -
"Registration Rights."

10% Convertible Debentures

             On August 28, 1996, the Company completed the private placement of $1.6 million of 10% Convertible Debentures. The 10% Convertible
Debentures are convertible, beginning October 13, 1996, into shares of the Company's common stock at a per share price ("the Conversion Price") equal to the lesser of $.42 per share or 70% of the closing bid price for the five days preceding any election of conversion. The 10% Convertible Debentures also provide that the Company may call the debentures, beginning November 12, 1996, by the payment of the value of the shares of common stock obtainable upon conversion, and may pay the debentures, together with the accrued interest, at their September 30, 1998 maturity by the issuance of shares of common stock on the basis of the Conversion
Price. On the basis of a Conversion Price of $.42, the 10% Convertible Debentures would be convertible into an aggregate of 3,809,524 shares of common stock.

Certain Provisions Relating to Share Acquisitions

             Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless
(i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. The Company has made no such election and is therefore governed by Section 203. Such anti-takeover provision may have an adverse effect on the market for the Company's securities.

Registration Rights

             The holders of the Class A and Class B common stock purchase warrants are entitled to certain demand and piggy-back registration rights with respect to the share of common stock issuable upon the exercise of those common stock purchase warrants. These rights provide generally that upon the request of the holders of a majority of the Class A common stock purchase warrants and/or the request of holders of a majority of the Class B common stock purchase warrants, the Company shall as soon as practicable give written notice of such request to all holders of such common stock purchase warrants and thus as soon as practicable thereafter shall file a registration statement covering the number of shares as to which the holders of such common stock purchase warrants have requested registration, provided however that the Company is not obligated to file a registration statement if registration is not requested for at least 30% of the shares issuable upon its exercise of the Class A common stock purchase warrants, or 30% of the shares issuable upon the exercise of the Class B common stock purchase warrants. Additionally, the holders of the Class A and Class B common stock purchase warrants are entitled to the "piggy-back" registration of the underlying shares of common stock if the Company proposed to register any of its securities under the Securities Act, except that, among other conditions, the underwriters of any offering have the right to limit the number of shares included in such registration.

             The holders of the Class H common stock purchase warrants, and of the 10% Convertible Debentures, are entitled to certain demand registration rights upon the exercise, if any, of the Class H warrants or upon the conversion, if any, of the 10% Convertible Debentures. Those demand registration rights provide that the Company will, upon the request of the holders of the shares issued upon any exercise of the Class H warrants, or upon the demand of the holders of any of the shares issued upon any conversion of the 10% Convertible Debentures, file a registration statement for the reoffer and resale of such shares.
However, the Company is only required to file one registration statement for the reoffer and resale of shares issued upon the exercise of the Class H warrants, and is only required to file one registration statement for the reoffer and resale of shares issued upon the conversion of the 10% Convertible Debentures. The holders of the Class H common stock purchase warrants, and of the 10% Convertible Debentures, are also entitled to "piggy-back" registration rights, similar to those held by the holders of the Class A and Class B warrants, with respect to the shares of common stock issued upon the exercise, if any, of the Class H warrants or upon the conversion, if any, of the 10% Convertible
Debentures.

             The holders of the Class I common stock purchase warrants are entitled to similar "piggy-back" registration of the shares issuable upon any6 exercise of the Class I warrants.

             None of the "piggy-back" registration rights described above have been exercised with respect to the registration statement of which this Prospectus forms a part.

Indemnification and Limitation of Liability

             The Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, the Company's directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and , in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

             At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

             The transfer agent for the Company's common stock is American Security Transfer, Lakewood, Colorado.
                                                 SHARES ELIGIBLE FOR FUTURE SALE

             As of the date hereof, 18,843,269 shares of common stock are issued and outstanding, and an additional 5,447,816 shares of common stock are issuable upon exercise of the common stock purchase warrants or conversion rights. Of the shares of common stock outstanding, 97,546 shares are "restricted securities" as defined under the Securities Act, and 5,147,816 of the shares issuable upon the exercise of the common stock purchase warrants or conversion rights would, when issued, be restricted securities. Additionally, another 499,778 shares are owned by affiliates. Such 597,324 shares, and the 5,147,816 of the shares issuable upon the exercise of such warrants or conversion rights, may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

            In general, Rule 144 allows a stockholder who has beneficially owned restricted shares for at least two years (including persons who may be deemed "affiliates" of the Company under Rule 144) to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Company's common stock or the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about the Company. A stockholder who is deemed not to have been an "affiliate" of the Company for at least 90 days and who has beneficially owned his restricted shares for at least three years would be entitled to sell his shares under Rule 144 without regard to these requirements.

             As of the date hereof, the two year holding period had been satisfied with respect of 17,740 restricted shares which could therefore be sold subject to the volume limitations of Rule 144, and the three year holding period had been satisfied with respect to 79,806 shares held by non-affiliates and could therefore be sold without compliance with the volume restrictions under Rule 144.

             On June 27, 1995 the Commission published for public comment proposed rules that would shorten the two and three year holding periods under Rule 144 to one and two years, respectively. If such proposed rules were currently in effect, the number of shares which could be sold subject to the volume limitations of Rule 144 would not increase, and the number of shares that could be sold without compliance with the volume restrictions of Rule 144 would increase by 17,740 shares.

             Josephine Finnegan, one of the Selling Stockholders, has agreed as to the 200,000 shares being offered hereby, to limit resales to no more than 10,000 shares in any one week. Philip and Eleanor Schwartz, who are Selling Stockholders, have agreed, as to the 1,112,745 shares being offered hereby, to limit resales to an aggregate of 20,000 shares in any one week, exclusive of any resales affected through certain block trades.
Lee Schwartz, who is also a Selling Stockholder, has agreed, as to the 1,112,745 shares being offered hereby, to limit resales to 20,000 shares in any one week, exclusive of any resales affected through certain block trades. The Merritt Family Spendthrift Trust, one of the Selling
Stockholders, has agreed, as to 114,286 shares previously registered for resale under the Securities Act, to limit resales to no more than 12,500 shares in any one week for a period of one year from June 28, 1996.
Mathew Mulhern has agreed, as to 1,000,000 shares previously registered for resale under the Securities Act, to limit resales to no more than 25,000 shares in any one week for a period of one year from June 28, 1996. William T. and Virginia C. Williams have agreed, as to 800,000 shares previously registered for resale under the Securities Act, to limit resales to no more than 12,500 shares in any one week for a period of one year from June 28, 1996.

             There has been only a limited public trading public market for the common stock of the Company. Sales of substantial amounts of shares of common stock, pursuant to Rule 144, or otherwise, could adversely affect any market for the common stock.

                                                                         EXPERTS

             The consolidated financial statements and schedule of the Company, and the combined financial statements of Thimble Square, incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

             No person has been authorized
to give any information or to make
any representation not contained
in this Prospectus in connection
with the offer made hereby and, if
given or made, such information or
representation must not be relied
upon.  This Prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy
any securities other than the
securities to which it relates, or
an offer to sell or the
solicitation of an offer to buy
such securities in any
jurisdiction in which such offer
or solicitation may not be legally
made.  Neither the delivery of
this Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that the information
contained herein is correct as of
any date subsequent to the date
hereof.

____________________________

                                 TABLE OF CONTENTS
                                                                         Page
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Incorporation of
  Certain Information
  by Reference. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
Prospectus Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .13
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .21
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . .25
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26
Market for the
  Company's Securities
  and Related
  Shareholder Matters . . . . . . . . . . . . . . . . . . . . . . . . . .27
Capitalization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
Selected Consolidated
  Financial Data. . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
Principal Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . .32
Selling Stockholders. . . . . . . . . . . . . . . . . . . . . . . . . . .35
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . .36
Shares Eligible for
  Future Sale . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .41
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .43

2,767,160 Shares
by Selling Stockholders


INNOVO GROUP INC.

PROSPECTUS


__________, 1996

                                               PART II


                                         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                           Other Expenses of Issuance and Distribution.

        SEC registration fee                                          $   387.64
        NASD fee                                                        8,484.96
        Accounting fees and expenses                                    5,000.00
        Legal fees and expenses                                         5,000.00
        Printing and engraving expenses                                 5,000.00
        Blue Sky fees and expenses                                             -
        Transfer Agent and Register fee                                        -
        Miscellaneous expenses                                          5,000.00
                                                                       _________

                                                                      $28,872.60
                                                                       _________
_________________________________




Item 15.  Indemnification of Directors and Officers

                    Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify any of its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding (i) if any such person acted in good faith and in a manner reasonably believed to be in or not opposed to be the best interests of the corporation, and (ii) in connection with any criminal action or proceeding if such person had no reasonable cause to believe such conduct was unlawful. In actions brought by or in the right of the corporation, however, Section 145 provides that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such persons's duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in review of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Nine of the Company's Amended and Restated Certificate of Incorporation requires that the Company indemnify its directors and officers for certain liabilities incurred in the performance of their duties on behalf of the Company to the fullest extent allowed by Delaware law.

                The Company's Amended and Restated Certificate of Incorporation relieves its directors from personal liability to the Company or to stockholders for breach of any such director's fiduciary duty as a director to the fullest extent permitted by the Delaware General
Corporation Law.  Under Section 102(b)(7) of the Delaware General
Corporation Law, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages fore any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith,
(iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions of the Delaware
General Corporation Law imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transaction from which the director derived an improper personal benefit.

                  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.   Exhibits

                   The following exhibits are filed as part of the Registration
Statement:

                                                                 Exhibit Index

Exhibit
Number               Description                                       Reference
                                                                       No.
3.1                  Form of Amended and Restated Certificate
                     of Incorporation of Registrant.*                  3.1 (2)

3.2                  Amended and Restated Bylaws of Registrant.*       4.2 (1)

4.1 Article Four of the Registrant's Amended and Restated Certificate of Incorporation
                     (included in Exhibit 3.1)*

21                   Subsidiaries of the Registrant*                   21 (14)

23.1                 Consent of BDO Seidman

24                   Power of Attorney (see Signature Page)


__________________________

* Certain of the exhibits to this Report, indicated by an asterisk, are incorporated by reference to other documents on file with the Securities and Exchange Commission with which they were physically filed, to be part hereof as of their respective dates. Documents to which reference is made are as follows:

             (1) Current Report on Form 8-K of Innovo Group Inc. (file no. 0-18926) dated May 10, 1993 filed November 12, 1993.

             (2) Annual Report on Form 10-K of Innovo Group Inc. (file 0-18926) for the year ended October 31, 1995.

             (3) Current Report on Form 8-K of Innovo Group Inc. (file 0-18926) dated April 12, 1996 filed April 29, 1996.

Item 17.                           Undertakings.

       (a)           The undersigned registrant hereby undertakes:

                     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

                         (iii) To include any material information with respect
                               to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item
14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is assured by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       (c)           The undersigned Registrant hereby undertakes that:

                     (1) For purposes of determining any liability under the
                         Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                     (2) For the purpose of determining any liability under the
                         Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering therein.

       (d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                                                      SIGNATURES

                Pursuant to the requirements of the Securities Act of 1933, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Springfield, Tennessee on September 23, 1996.

                                                INNOVO GROUP INC.

                                                 By: /s/Patricia Anderson-Lasko
                                                     Patricia Anderson-Lasko
                                                     Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

                     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patricia Anderson-Lasko, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Registration
Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange
Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her substitute or substitutes, may do or cause to be done by virtue hereof.

                Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           TITLE                                DATE

/s/Patricia Anderson-Lasko          Chairman of the Board,               September 23, 1996
Patricia Anderson-Lasko             President, Chief Executive
                                    Officer and Director (Principal
                                    Executive and Financial Officer)

/s/Reino C. Lanto, Jr.              Director                             September 23, 1996
Reino C. Lanto, Jr.

/s/Felix Lee                        Director                             September 23, 1996
Felix Lee

/s/Alexander K. Miller              Director                             September 23, 1996
Alexander K. Miller

/s/Eleanor V. Schwartz              Director                             September 23, 1996
Eleanor V. Schwartz

/s/Marvin M. Williamson             Director                             September 23, 1996
Marvin M. Williamson

/s/Terrance J. Bond                 Controller (Principal                September 23, 1996
Terrance J. Bond                    Accounting Officer)
